Exhibit 3.3

ARTICLES OF AMENDMENT

Coastway Bancorp, Inc.

(1)

(2)	Coastway Bancorp, Inc.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3)  The charter of the corporation is hereby amended as follows:

The articles of incorporation of the Corporation are hereby amended by removing Article 5, Section A thereof and by substituting in lieu of said Section the following new Article 5, Section A:

A. Authorized Stock.  The total number of shares of capital stock of all classes that the Corporation has authority to issue is seventy million (70,000,000) shares, consisting of:

1. twenty million (20,000,000) shares of preferred stock, par value one cent ($0.01) per share (the “Preferred Stock”); and

2. fifty million (50,000,000) shares of common stock, par value one cent ($0.01) per share (the “Common Stock”).

The aggregate par value of all the authorized shares of capital stock is seven-hundred thousand dollars ($700,000).  Except to the extent required by governing law, rule or regulation, the shares of capital stock may be issued from time to time by the Board of Directors without further approval of the stockholders of the Corporation.  The Corporation shall have the authority to purchase its capital stock out of funds lawfully available therefor, which funds shall include, without limitation, the Corporation’s unreserved and unrestricted capital surplus.  The Board of Directors, pursuant to a resolution approved by a majority of the Whole Board (rounded up to the nearest whole number), and without action by the stockholders, may amend these Articles to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.  For the purposes of these Articles, the term “Whole Board” shall mean the total number of directors that the Corporation would have if there were no vacancies on the Board of Directors at the time any such resolution is presented to the Board of Directors for adoption.

This amendment of the charter of the corporation has been approved by

(4)   The Board of Directors. No stockholder vote required.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5) /s/ Richard H. Petrarca	(5)	/s/ William A. White
Secretary	President

(6) Return address of filing party:

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Ave., NW Suite 780

Washington, D.C. 20015